# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ermenegildo Zegna N.V., CIK 0001877787
CUSIP: N30577105
Title of class of securities: Ordinary Shares, nominal value EUR0.02 per share
Address of issuer's principal executive offices: Viale Roma 99/100, Valdilana loc. Trivero, Italy (L6), 13835
Date of event which requires filing of this statement: 07/29/2025
Filed by CIK 0001021944
Persons authorized to receive notices and communications: Jason Norman Lee, 60B Orchard Road #06-18, The Atrium@Orchard, Singapore, Singapore (U0), 238891, 65 6828 6358

## Reporting persons
- Temasek Holdings (Private) Limited (CIK 0001021944): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 26,821,043; sole dispositive power 0; shared dispositive power 26,821,043; aggregate amount beneficially owned 26,821,043 (10% of the class)
- Tembusu Capital Pte. Ltd. (CIK 0001512449): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,121,062; sole dispositive power 0; shared dispositive power 14,121,062; aggregate amount beneficially owned 14,121,062 (5.26% of the class)
- Napier Investments Pte. Ltd. (CIK 0001766186): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,121,062; sole dispositive power 0; shared dispositive power 14,121,062; aggregate amount beneficially owned 14,121,062 (5.26% of the class)
- Venezio Investments Pte. Ltd. (CIK 0001765993): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,121,062; sole dispositive power 0; shared dispositive power 14,121,062; aggregate amount beneficially owned 14,121,062 (5.26% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.02 per share
Name of issuer: Ermenegildo Zegna N.V.
Address of issuer's principal executive offices: Viale Roma 99/100, Valdilana loc. Trivero, Italy (L6), 13835

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by the following (each a "Reporting Person" and, collectively, the "Reporting Persons"):

(i) Temasek Holdings (Private) Limited ("Temasek");
(ii) Tembusu Capital Pte. Ltd. ("Tembusu Capital");
(iii) Napier Investments Pte. Ltd. ("Napier Investments"); and
(iii) Venezio Investments Pte. Ltd. ("Venezio Investments").

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.

The name, business address, present principal occupation and the citizenship of each director and executive officer of each of the Reporting Persons are set forth in Exhibit 99.2 attached hereto, which is incorporated herein by reference.
Residence or business address: The principal business address and principal office address of each of the Reporting Persons is 60B Orchard Road, #06-18, The Atrium@Orchard, Singapore 238891.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment holding.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the knowledge of each such Reporting Person, none of the directors or executive officers of such Reporting Person listed in Exhibit 99.2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the knowledge of each such Reporting Person, none of the directors or executive officers of such Reporting Person listed in Exhibit 99.2, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is a company organized under the laws of the Republic of Singapore.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

The funds used to acquire the securities described herein were obtained from working capital provided by Temasek, which has primary sources of funds including divestment proceeds, dividends and distributions received from its portfolio, supplemented by its Temasek bonds and euro-commercial paper.

## Item 4. Purpose of Transaction
Purpose of transaction:
Open Market Purchases

From April 16, 2025 through June 27, 2025, two indirect wholly owned subsidiaries of Temasek purchased, in a series of open market transactions, an aggregate 12,699,981 Ordinary Shares for aggregate consideration of approximately $107.7 million.

Share Purchase Agreement

On July 28, 2025, Venezio Investments entered into a share purchase and investor rights agreement (the "Share Purchase Agreement") with the Issuer, pursuant to which Venezio Investments agreed to purchase from the Issuer 14,121,062 Ordinary Shares (the "Share Purchase") for aggregate consideration of $126,383,504.90. The Share Purchase consummated on July 29, 2025 (the "Closing").

The Share Purchase Agreement contains the following provisions:

Lock-up. Venezio Investments agreed to not transfer, or cause its Affiliates (as defined in the Share Purchase Agreement) to transfer, any shares, except for certain permitted transfers described therein, for a period of 36 months after the Closing (the "Lock-Up Period"). After the expiration of the Lock-Up Period, Venezio Investments agreed, among other things, to limit transfer of shares that exceeds 3% of the total Ordinary Shares issued and outstanding in any 20 trading day period as part of any "at-the-market," continuous equity or similar offerings.

Nomination Rights. Venezio Investments shall have the right to nominate one individual to serve as non-executive director on the Issuer's board of directors (the "Board") for appointment at the 2026 General Meeting of the Issuer, as long as Venezio Investments maintains beneficial ownership of at least 7.5% of the total issued and outstanding Ordinary Shares (the "Minimum Holding Requirement").

Observer and Information Rights. Subsequent to the 2026 General Meeting of the Issuer, for so long as Venezio Investments satisfies the Minimum Holding Requirement, the Chairman of the Board may invite, in his discretion, an individual (the "Observer") nominated in writing by Venezio Investments to attend certain meetings of the Board in a non-voting observer capacity. The Chairman of the Board may, in his discretion, give such Observer the right to participate in the discussions of the Board in such meetings and to receive materials during or in advance of such meetings. Following the Closing and through December 31, 2025, Mr. Nagi Hamiyeh, on behalf of Venezio Investments, will be granted access, upon written confirmation, to materials to be discussed at Board meetings.

Standstill. Venezio Investments agreed to not, without prior written consent of the Issuer, engage, or cause any of its Affiliates to engage, in the following transactions, among others, subject to certain exceptions as described further therein:

acquire or agree to acquire any Ordinary Shares that will result in (i) the Reporting Persons beneficially owning greater than 12% of the issued and outstanding Ordinary Shares or (ii) the Strategic Investors (as defined in the Share Purchase Agreement) beneficially owning in the aggregate greater than 83% of the issued and outstanding Ordinary Shares;

offer, sell or tender their Ordinary Shares, whether or not in the open market to any party or parties acting together that have made or are reasonably expected to make or partake in a tender offer for the Ordinary Shares, or otherwise publicly offer, seek, propose, or indicate an interest in, any merger, consolidation, business combination, tender or exchange offer, recapitalization, reorganization or purchase of a material portion of the assets, properties or securities of the Issuer or its subsidiaries, or any other extraordinary transaction involving the Issuer or any of its subsidiaries or any of their respective securities that has not been recommended by the Board, or enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other person regarding any of the foregoing;

make, or in any way participate or engage in, any solicitation of voting proxies (whether or not relating to the election or removal of directors) or advise or influence any person with respect to the voting of any voting securities of the Issuer;

deposit any securities of the Issuer in any voting trust or similar arrangement;

otherwise act, alone or in concert with others, to seek to control or influence, in any manner, the management, Board or policies of the Issuer or any of its subsidiaries; and

form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of the Issuer.

Right of First Offer. If Venezio Investments or any of its Affiliates intend to transfer Ordinary Shares, in a single transaction or as a result of a series of transactions occurring in any period of 30 days, in an amount exceeding 1% of the issued and outstanding Ordinary Shares, such party will promptly consult the Issuer and be required to first offer the Ordinary Shares to the Issuer in accordance with the specific terms and conditions provided therein.

Venezio Investments has initially nominated Mr. Nagi Hamiyeh to the Board. From January 2026 up until the 2026 General Meeting, Mr. Nagi Hamiyeh shall have a non-voting observer seat on the Board, which would allow him to attend meetings of the Board, with the right to participate in the discussions in such meetings and to receive materials during or in advance of such meetings.

Registration Rights Agreement

Concurrently and in connection with the Share Purchase Agreement, Venezio Investments entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer, pursuant to which the Issuer agreed to use commercially reasonable efforts to (i) file with the Securities and Exchange Commission ("SEC") a registration statement registering the resale of the securities held or beneficially owned by Venezio Investments and/or its Affiliates (as defined in the Registration Rights Agreement) within at least 15 days prior to the expiration of the Lock-Up Period (the "Resale Registration Statement") and (ii) cause the Resale Registration Statement to become effective as soon as reasonably practicable after the filing thereof, subject to certain conditions described therein. In certain circumstances and subject to certain conditions, Venezio Investments may demand in the aggregate up to three underwritten offerings pursuant to registration statements and the Issuer will use commercially reasonable efforts to facilitate up to two Block Trade or Other Coordinated Offering (both terms as defined in the Registration Rights Agreement) in any given 12 month period. Venezio Investments will also be entitled to customary piggyback registration rights.

The foregoing descriptions of the Share Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Share Purchase Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).

The beneficial ownership percentages reported herein are based on 268,210,430 Ordinary Shares, which includes 254,089,368 Ordinary Shares outstanding as of May 29, 2025, as provided by the Issuer, and 14,121,062 Ordinary Shares issued to Venezio Investments upon the Closing.

Of the total Ordinary Shares reported herein, 14,121,062 Ordinary Shares, or approximately 5.26% of the Issuer's total outstanding Ordinary Shares, are held by Venezio Investments.

Venezio Investments is a direct wholly owned subsidiary of Napier Investments, which is a direct wholly owned subsidiary of Tembusu Capital, which is a direct wholly owned subsidiary of Temasek. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held by Venezio Investments.

12,699,981 Ordinary Shares, or approximately 4.74% of the Issuer's total outstanding Ordinary Shares, are held in the aggregate by two indirect wholly owned subsidiaries of Temasek. As a result, Temasek may be deemed to beneficially own, through the indirect ownership described herein, 26,821,043 Ordinary Shares, or approximately 10.0% of the Issuer's total outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 5(c).

During the past 60 days, the open market purchases of Ordinary Shares listed in Exhibit 99.3 were effected by two indirect subsidiaries of Temasek. Exhibit 99.3 is attached as an exhibit and incorporated by reference herein. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price for each transaction.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Share Purchase Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement

Exhibit 99.2: Schedule A

Exhibit 99.3: Schedule B

Exhibit 99.4: Share Purchase and Investor Rights Agreement, by and between Ermenegildo Zegna N.V. and Venezio Investments Pte. Ltd, dated as of July 28, 2025 (incorporated by reference to Exhibit 99.2 to the Issuer's Form 6-K filed on July 29, 2025)

Exhibit 99.5: Registration Rights Agreement, by and between Ermenegildo Zegna N.V. and Venezio Investments Pte. Ltd, dated as of July 28, 2025 (incorporated by reference to Exhibit 99.3 to the Issuer's Form 6-K filed on July 29, 2025)

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee, Authorised Signatory (08/04/2025)
- Tembusu Capital Pte. Ltd.: /s/ Goh Bee Kheng, Goh Bee Kheng, Director (08/04/2025)
- Napier Investments Pte. Ltd.: /s/ Sim Tzi Yong, Sim Tzi Yong, Director (08/04/2025)
- Venezio Investments Pte. Ltd.: /s/ Poy Weng Chuen, Poy Weng Chuen, Director (08/04/2025)